UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)*
Under the Securities Exchange Act of 1934
NextDecade Corporation
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
65342K 105
(CUSIP Number)
Ninteenth Investment Company LLC
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2413-400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,206,376
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,206,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**
14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC
** The percentage calculation is based on an aggregate of 158,592,788 shares of common stock outstanding as of July 13, 2023.

1	NAME OF REPORTING PERSON Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,206,376
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,206,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**
14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC
** The percentage calculation is based on an aggregate of 158,592,788 shares of common stock outstanding as of July 13, 2023.

1	NAME OF REPORTING PERSON Ninteenth Investment Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,206,376
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,206,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**
14	TYPE OF REPORTING PERSON
CO

* The percentage calculation is based on an aggregate of 158,592,788 shares of common stock outstanding as of July 13, 2023.
AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 11, 2019 (the “Schedule 13D”).
This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 5.	Interests in the Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph therein with the following:
The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of 158,592,788 shares of common stock outstanding as of July 13, 2023.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:
2023 Voting Agreement
Pursuant to a voting agreement, dated as of July 12, 2023, (the “Voting Agreement”) by and between Ninteenth Investment Company LLC and NextDecade Corporation, a Delaware corporation (the “Company”), Ninteenth Investment Company LLC agreed, among other things, (a) to vote in favor of, and granted a proxy to Brent E.  Wahl and Vera de Gyarfas (officers of the Company) to vote in favor of, certain matters brought to a vote of the stockholders of the Company with respect to the private placements of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) to be sold to Global LNG North America Corp., a Delaware corporation (the “Purchaser”) and an affiliate of TotalEnergies SE pursuant to the common stock purchase agreement, dated as of June 13, 2023 (the “Stock Purchase Agreement”) and (b) agreed to refrain from transferring their shares unless certain conditions are satisfied, subject to an exception for sales pursuant to which the transferee agrees in writing to be bound to the terms of the Voting Agreement.  The Voting Agreement terminates if, among other things, the Stock Purchase Agreement terminates.  References to, and descriptions of, the Voting Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached as Exhibit 10.6 hereto.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:
10.6       Voting Agreement, dated as of July 12, 2023.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 13, 2023
Mubadala Investment Company PJSC

By:	/s/ Marwan Nijmeh
Name: Marwan Nijmeh
Title: Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Marwan Nijmeh
Name: Marwan Nijmeh
Title: Authorized Signatory

Ninteenth Investment Company LLC

By:	/s/ Saed Arar
Name: Saed Arar
Title: Authorized Signatory

By:	/s/ Kit Wai Li
Name: Kit Wai Li
Title: Authorized Signatory